Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

DISCLOSEABLE TRANSACTION IN RELATION TO

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

The board (the “Board”) of directors (the “Directors”) of the Company announces that, between April 25, 2023 and August 15, 2024, SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, and together with its subsidiaries, the “Group”) and its six subsidiaries had subscribed for wealth management products (the “HSBC Subscription(s)”) offered by The Hongkong and Shanghai Banking Corporation (the “HSBC”).

LISTING RULES IMPLICATIONS

As each of the HSBC Subscriptions was subscribed with the same bank and are of similar nature, they would, in each case, during the relevant period be aggregated as if there were one transaction with HSBC for the purpose of calculating the relevant percentage ratios pursuant to Rule 14.22 of The Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). Given the highest applicable percentage ratio in respect of the HSBC Subscriptions during the relevant period on an aggregate basis exceeds 5% but is less than 25%, the HSBC Subscriptions constitute discloseable transaction of the Company for the purpose of the Listing Rules and are subject to the notification and announcement requirements but are exempt from the shareholders’ approval requirement under Chapter 14 of the Listing Rules.

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

Between April 25, 2023 and August 15, 2024, the Company and its six subsidiaries, namely Hai Di Lao Melbourne Proprietary Limited, Hai Di Lao Sydney Proprietary Limited, Hai Di Lao Spain, S.L.U., Haidilao International Treasury Pte Ltd., Singapore Super Hi Dining Pte Ltd. and UK Haidilao Pte Ltd., all of which are wholly-owned subsidiaries of the Company, had subscribed for a type of low risk and high liquidity wealth management products offered by HSBC from time to time for the purpose of better utilizing the surplus cash of the Group arising in the ordinary and usual course of business of the Group. Such subscriptions had been accounted for as “financial assets at fair value through profit or loss” in the Group’s condensed consolidated statement of financial position.

The principal terms of the HBSC Subscriptions are summarized below:

					Outstanding balance of principal amount of subscription as of			Highest outstanding balance of principal amount of subscription during the period
									the six	from
								the year	months	July 1, 2024
				Expected			the date	ended	ended	to the date
Subscription			Type of	annual	December 31,	June 30,	of this	December 31,	June 30,	of this
period	Counterparty	Product name	product(1)	yield rate	2023	2024	announcement	2023	2024	announcement
April 25, 2023 ~ August 15, 2024	HSBC	HSBC Australian Dollar Liquidity Fund Class F, HSBC Euro Liquidity Fund/Cl FD, HSBC US Dollar Liquidity Fund/Cl F, HSBC Sterling Liquidity Fund/Cl F	Products are intended for maintaining principal and provide a return in line with market rates	3.67% ~ 5.44%	Nil	US$76.8 million	US$29.6 million	US$66.3 million	US$76.8 million	US$78.8 million

Notes:

(1)	The relevant wealth management products can be redeemed on any business day. The relevant wealth management products may invest in short-term securities, instruments and obligations considered to be of high quality (with a maximum maturity of 397 days) such as, but not limited to, certificates of deposits, bank deposits, commercial papers, medium term notes, variable rate notes, floating rate notes, bankers acceptances, government bonds and notes, treasury bills, Eurobonds, asset backed securities and corporate bonds (as the case maybe) with a maximum maturity of 397 days for liquidity management purposes.

REASONS AND BENEFITS

Each of the HSBC Subscriptions is characterized by its nature of convenient trading with high liquidity satisfactory yield, and such subscriptions were used by the Company for treasury management purpose in order to maximize its yield on the surplus cash received from its business operations. The Group expects that HSBC Subscriptions will earn a more stable yield than current deposits generally offered by commercial banks or licensed financial institutions while enhancing the Group’s treasury management flexibility to the Group and mitigating the impact of interest rate volatility in the current economic climate.

As such, the Directors (including independent non-executive Directors) are of the view that the terms of each of the HSBC Subscriptions are fair and reasonable, and are on normal commercial terms and the HSBC Subscriptions are in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE PARTIES INVOLVED

The Group

The Group is a self-operated restaurant brand, primarily serving Haidilao hot pot in the international market outside Greater China. The Company and its subsidiaries (including but not limited to Hai Di Lao Melbourne Proprietary Limited, Hai Di Lao Sydney Proprietary Limited, Hai Di Lao Spain, S.L.U., Haidilao International Treasury Pte Ltd., Singapore Super Hi Dining Pte Ltd. and UK Haidilao Pte Ltd.) principally conduct restaurant management business.

HSBC

HSBC is one of the world’s leading international banks, whose shares are listed on the Stock Exchange (stock code: 0005) and the London Stock Exchange (ticker symbol: HSBA). HSBC principally engages in the provision of banking and the relevant financial services.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, according to the information publicly disclosed by HSBC, HSBC and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined under the Listing Rules).

LISTING RULES IMPLICATIONS

As each of the HSBC Subscriptions was subscribed with the same bank and are of similar nature, they would, in each case, during the relevant period be aggregated as if there were one transaction with HSBC for the purpose of calculating the relevant percentage ratios pursuant to Rule 14.22 of the Listing Rules. Given the highest applicable percentage ratio in respect of the HSBC Subscriptions during the relevant period on an aggregate basis exceeds 5% but is less than 25%, the HSBC Subscriptions constitute discloseable transaction of the Company for the purpose of the Listing Rules and are subject to the notification and announcement requirements but are exempt from the shareholders’ approval requirement under Chapter 14 of the Listing Rules.

At all relevant times up to the date of this announcement, none of the applicable percentage ratios, on standalone or an aggregated basis, calculated pursuant to Rule 14.07 of the Listing Rules in respect of the HSBC Subscriptions exceeded 25%.

REMEDIAL ACTIONS

The HSBC Subscriptions were conducted on the premise that such subscriptions would not affect the working capital of the Company or the daily operation of the Company’s principal business, and were consistent with the core objectives of the Group to safeguard its capital and ensure liquidity.

Due to the product’s low risk and high liquidity features and same day trading capabilities, the Company failed to timely identify and disclose the HSBC Subscriptions in accordance with Chapter 14 of the Listing Rules. However, the Company would like to stress that the incidents were inadvertent and the Company unwaveringly commits to transparency and has no intention to withhold any information relating to the HSBC Subscriptions from disclosure to the public.

To prevent the recurrence of similar incidents in the future, the Company conducted a comprehensive review and examination of the subscription of wealth management products and circulated a guidance to remind, strengthen and reinforce the knowledge of the responsible staff, senior management and Directors relating to the subscription of wealth management products of this type.

Giving top priority to the prevention of excessive risk, the Company will continue to follow its internal monitoring process and guidelines to manage subscription of wealth management products systematically and effectively, with the aim to implement control and make prudent decisions in respect of subscription of wealth management products on the principle of protecting the interests of the Company and its shareholders as a whole. The Group has also reinforced the coordination and reporting arrangements for similar transactions within the Group, circulated detailed guidance and designated specific team to oversee the process, ensure timely redemption of principal amount, and monitor timely disclosure and on-going compliance with relevant requirements under Listing Rules.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
SHU Ping
Chairlady

Singapore, September 6, 2024

As of the date of this announcement, the Board comprises Ms. SHU Ping as chairlady and non-executive Director, Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

4